

December 12, 2011

Via E-mail
Terry C. Matlack
Chief Financial Officer
Tortoise Capital Resources Corporation
11550 Ash Street, Suite 300
Leawood, Kansas 66211

      Re: **Tortoise Capital Resources Corporation**
                 Amendment No. 1 to Registration Statement on Form S-3
                 Filed November 18, 2011
                 File No. 333-176944

Dear Mr. Matlack:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 6 in our letter dated October 17, 2011. We are continuing to consider your analysis.

Prospectus Summary, page 1

Competitive Advantages, page 3

2.   We note your response to comment 11 in our letter dated October 17, 2011. The summary of your most significant risks or disadvantages should be presented with similar prominence to your discussion of competitive advantages. Please revise accordingly. Furthermore, please also disclose the risks you face in the liquidation of your securities portfolio.

Supplemental Pro Forma Selected Financial Data, page 19

3.   We note your response to comment 3 in our letter dated October 17, 2011. We generally believe Rules 3-09 and 4-08(g) of Regulation S-X apply to investments accounted for at fair value if they would have used equity method accounting had fair value not been applied, and thus, we reissue the comment. Please tell us which investments meet the related significance tests and your consideration of including separate financial information for those investees.

4.   We also note your third paragraph that you intend to account for your private securities, other than Mowood, LLC, at fair value pursuant to the fair value option. Absent the fair value option, please tell us how you determined that none of these investments would be accounted for under the equity method. Although your ownership interests may be less than 20%, we note from your disclosures on page 23 of your Form 10-Q for the quarterly period ended August 31, 2011 that you hold board seats and observation rights at some of these investees. Please tell us how you determined that you do not have the ability to exercise significant influence over these entities.

5.   Please specifically tell us how you considered the requirements of Rule 3-14 of Regulation S-X. We note that the acquisition of Eastern Interconnect Project was significantly at greater than the 10% level and that there is a rental history.

6.   We note your response to comment 17 in our letter dated October 17, 2011. We continue to question whether you are still within the scope of the Investment Company Guide based on the guidance in ASC 946-10-15. Although you intend to invest in real property assets in the energy infrastructure sector in the future, it appears that you are still providing investment management of the securities that are currently in your portfolio. As of the date of this filing, you only have one investment in real property and the majority of your assets are still securities, which will be managed until liquidated. Furthermore, we note that as recent as October 2011, you elected to reinvest proceeds from a sale by one of your investees into a direct investment in Lightfoot and Lightfoot Capital Partners GP in lieu of cash. Tell us your consideration of these facts, given that your activities appear to demonstrate that you are still an investment company even after the withdrawal of your election to be regulated as a BDC. Please advise.

7.   We note your disclosure that you are required to consolidate Mowood, LLC under ASC 810 since it is wholly owned. Please provide us with your full consolidation analysis regarding this entity. You disclose on page 23 of your Form 10-Q for the quarterly period ended August 31, 2011 that you own 100% of the equity interests and hold a seat on the board of directors. Please additionally tell us the breakout of voting interests in Mowood and if there is a managing member; clarify if the voting interests follow the ownership of equity interests. Also, tell us how many seats are on the board and whether you control it. In your analysis, cite the specific accounting guidance that you are relying upon in your consolidation conclusion.

8. We note the revisions to your pro forma data. As previously requested, please expand your explanatory notes to describe material adjustments from the consolidation of Mowood, LLC. For example, please describe the receivables and property that will be recorded as a result of the consolidation and your accounting policy for these assets. Also, disclose how revenue is earned by Mowood and include your revenue recognition policy as well as your basis for reporting revenues net of costs.

9. We note your response to comment 39 in our letter dated October 17, 2011. Please add a footnote to your pro forma data to discuss transactions that may impact your liquidity including the amount of receivables related to the escrow account from the transaction with International Resource Partners, L.P. Also, describe the post closing obligations that impact the release of the escrowed funds as detailed in your response.

10. You disclose that no longer qualifying as an investment company for purposes of applying U.S. GAAP will result in a significant change in your financial statement presentation. Based on your presentation, it does not appear that you are applying the guidance in Article 5 of Regulation S-X. Please advise us of the guidance that you are relying upon to determine the appropriate income statement presentation to follow and your basis for that presentation.

11. Please tell us how you determined that it was appropriate to include gain on discontinued operations in adjustment (1) on page 20 and how it complies with Article 11 of Regulation S-X.

12. Please tell us how your adjustment (2) was calculated and expand your footnote to explain the calculation. Also, specifically tell us how you determined that the part of the adjustment that backs out historical realized loss before income taxes is appropriate and complies with Article 11 of Regulation S-X.

Recent Developments, page 30

13. We note your response to comment 24 in our letter dated October 17, 2011. We further note your revised disclosure, which indicates that you elected to receive a direct interest in Lightfoot and Lightfoot Capital Partners GP instead of cash. Please explain to us why management determined to make this election in light of the withdrawal of your BDC election and plan to liquidate your securities portfolio.

Valuation of Securities Portfolio, page 35

14. We note your revisions and reissue comment 27 in our letter dated October 17, 2011. Please expand your disclosure to discuss the following:

    - The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

- Whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers and pricing services;

- The extent to which the brokers or pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;

- Whether the broker quotes are binding or non-binding; and

- The procedures you performed to validate the prices you obtained.

15.   We note your revisions and reissue comment 28 in our letter dated October 17, 2011. Please expand your disclosure to discuss the extent to which you adjust the valuations from independent valuation firms.

Draft Legality and Tax Opinions

16.   Please refer to the final paragraph of the draft legality opinion and the disclosure regarding counsel's expertise. While we do not object to counsel providing an opinion related to a jurisdiction in which it is not licensed, we believe the disclaimer included in the opinion regarding licensing is inappropriate and should be removed. In addition, the scope of the opinion may not exclude relevant case law. Refer to Staff Legal Bulletin No. 19, which is available on our website, for guidance.

17.   Please refer to the following statement in your draft legality opinion: "This opinion letter is furnished to you solely for your information in connection with the Registration Statement . . . ," (emphasis added). Please direct counsel to revise to remove this limitation on investor reliance.

18.   We note your response to comment 5 in our letter dated October 17, 2011. The draft tax opinion provided does not appear to opine as to whether the company has been organized in conformity with the requirements for qualification and taxation as a REIT under the Internal Revenue Code, and whether the company's proposed method of operation as disclosed in the prospectus will enable it to meet the requirements for qualification and taxation as a REIT. Please revise or advise.

Form 10-K for the Fiscal Year Ended November 30, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Distributable Cash Flow, page 21

19.   We note your response to comment 34 in our letter dated October 17, 2011. Please provide us with a detailed analysis of why "distributable cash flow" is useful to investors. Please also address the usefulness of each significant adjustment. We direct your

attention to the Non-GAAP Financial Measures Compliance and Disclosure Interpretations available on our website for additional guidance. We may have further comment.

20. Please reconcile the amounts disclosed for distributions paid on common stock to the amounts disclosed in the cash flows from financing activities in your statement of cash flows.

21. We note your response to comment 36 in our letter dated October 17, 2011 and we reissue our comment in part. Advise us why distributions paid in stock have been included as a source of cash for the purpose of calculating distributable cash flow.

22. In your response to comment 36 you indicate that the capital gains proceeds were included in cash available for distribution in order to maintain a minimum distribution level. This conflicts with your disclosure indicating that your Board of Directors uses this information in order to determine the amount of distributions in a given period. Please advise us the usefulness of such a measure if the Board makes adjustments to the measure as necessary to reach a predetermined level of distributions.

23. We note that Cash Available for Distribution is also a non-GAAP measure. Please provide us with additional proposed disclosure for this measure which complies with Item 10(e) of Regulation S-K. When discussing the adjustments related to capital gain proceeds, please explain the reasons for the inclusion of these amounts. In particular, please address if the adjustments are consistently included/excluded from period to period and how you have determined this measure represents your performance versus liquidity.

Form 10-Q for the quarterly period ended August 31, 2011

10. Acquisition of Eastern Interconnect Project, page 18

24. We note your response to comment 40 in our letter dated October 17, 2011. Please additionally address the following:

- It appears that you intend to account for this 40% undivided interest in real property using proportionate consolidation. Please tell us your basis in GAAP for this accounting treatment; discuss whether approval of other interest holders is required for decisions regarding financing, development, sale or operations of the property owned;

- Please provide us with a more detailed response regarding the factors considered in your determination of the useful life of the Eastern Interconnect Project asset;

- Tell us how you determined the fair value of the real property asset. Discuss the valuation methods used and the significant assumptions that you relied upon; and

- Clarify if you account for lease income on a straight line basis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782, or Cicely LaMothe, Senior Assistant Chief Accountant, at (202) 551-3498 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Steven F. Carman
    Eric J. Gervais